SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 14)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 14 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007, April 10, 2007, April 16, 2007, April 17, 2007, April 18, 2007, April 20, 2007, April 24, 2007, April 25, 2007, April 26, 2007, April 26, 2007, April 30, 2007 and May 2, 2007, respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $90.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4(c) is hereby amended and supplemented by adding the following sentence immediately after the third sentence in the sixth paragraph on page 5 of Amendment No. 13 that starts with “From April 11, 2007 through April 25, 2007…”:

During these discussions and negotiations, Biosite and its representatives conveyed to Inverness and its representatives on multiple occasions the Biosite Board’s strong preference for a two-step tender offer structure, which the Biosite Board believed would take a considerably shorter period of time to complete as compared to the one-step merger structure contemplated by the Inverness Proposal. In response, Inverness and its representatives consistently declined to modify the Inverness Proposal to contemplate a two-step tender offer structure.

Item 4(c) is hereby further amended and supplemented by replacing the eighth and the ninth bullet points under the subsection entitled “Reasons for Recommending the Amended Offer and the Merger Agreement, as Amended by the Merger Agreement Amendment” with the following:

•

the Inverness Offer contemplates a one-step merger structure, which the Biosite Board believed, based on advice from legal counsel, would take approximately two to four months to complete (as a result of, among other things, the need to: (a) call a stockholders’ meeting to approve the merger; (b) prepare, file and mail a proxy statement for the stockholders’ meeting, the timing of which may be affected by the decision of the SEC as to whether to review such proxy statement; and (c) obtain antitrust clearances), as compared to the two-step tender offer structure contemplated by the Merger Agreement, which could potentially be completed by Beckman as early as May 15, 2007, and the greater uncertainty in completing the merger contemplated by the Inverness Offer resulting from such longer period of time;

•

Beckman has greater revenues, operating income, net earnings, total assets and working capital than Inverness, which the Biosite Board believed would: (a) reduce the likelihood of an adverse event occurring with respect to Beckman (as compared to Inverness) that would affect the availability of the financing to Beckman prior to the closing notwithstanding the parties’ legal obligations under the Merger Agreement or Beckman’s commitment letter; (b) be viewed favorably by Beckman’s lenders in exercising their discretion to the extent permitted under the commitment letter in determining the satisfaction of the conditions to financing and in negotiating the final financing documents with Beckman; and (c) ultimately improve the likelihood of a successful financing and closing of the Amended Offer and the Merger; and

•

subject to limited exceptions, each Company Option will become fully vested and exercisable immediately prior to the Effective Time and be cancelled and terminated at the Effective Time in exchange for a cash payment to be made by Beckman or the Surviving Corporation promptly following the Effective Time, which Beckman indicated was a condition to increasing the Offer Price to $90.00 per share, and which provides the holders of Company Options the same value per share as holders of Biosite’s outstanding Common Stock.

Item 4(c) is hereby further amended and supplemented by adding the following as the new first bullet point under the phrase on page 10 of Amendment No. 13 that reads, in part: “The Biosite Board also considered a number of uncertainties and risks concerning the transactions…, including the following:”

•

the cancellation of Company Options at the Effective Time in exchange for cash payments means that the holders of Company Options will not participate in any appreciation in value of the combined company following the completion of the Merger, unless they otherwise acquire common stock or stock options of Beckman, and the cancellation of Company Options in exchange for cash payments will be taxable to the holders of Company Options for income tax purposes;

Item 4(c) is hereby further amended and supplemented by replacing the table under the subsection entitled “Financial Analyses and Forecasts” with the following:

	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Total Revenues	$287.7	$308.5	$325.4	$358.9	$420.1	$507.2	$637.0	$782.9	$969.0	$1,191.0	$1,437.1
COGS*	(85.1)	(91.5)	(97.9)	(100.0)	(106.0)	(118.3)	(139.7)	(166.0)	(204.6)	(241.5)	(284.2)
Gross profit†*	$202.6	$217.0	$227.5	$258.9	$314.0	$388.9	$497.3	$616.9	$764.4	$949.5	$1,152.9
R&D*	(42.2)	(46.0)	(52.5)	(55.6)	(60.9)	(68.5)	(79.6)	(78.3)	(77.5)	(95.3)	(115.0)
SG&A*	(76.7)	(85.1)	(90.4)	(98.7)	(114.7)	(134.4)	(165.6)	(203.5)	(251.9)	(309.7)	(373.6)
Operating profit*	$83.6	$85.9	$84.5	$104.6	$138.5	$186.0	$252.1	$335.0	$434.9	$544.5	$664.2
Interest / Other Income	2.7	4.2	2.2	5.1	7.6	11.7	16.8	21.2	25.7	29.1	31.8
Income taxes*	(32.3)	(32.5)	(32.9)	(41.7)	(55.5)	(75.1)	(102.2)	(135.4)	(175.0)	(218.0)	(264.5)
Net income*	$54.0	$57.6	$53.9	$68.0	$90.6	$122.6	$166.7	$220.9	$285.6	$355.7	$431.6
Shares outstanding	18.5	17.9	16.9	17.3	17.7	18.2	18.6	19.1	19.6	20.1	20.6
EPS*	$2.92	$3.21	$3.19	$3.93	$5.11	$6.74	$8.95	$11.57	$14.59	$17.73	$20.98

†	Gross profit includes contract revenues.
*	Amounts shown from 2006A through 2015E exclude stock-based compensation expense under FAS 123R. Such measures are not in accordance with U.S. GAAP. The Company believes that these measures provide meaningful supplemental information to both management and investors that is indicative of the Company’s core operating results and facilitates comparison of operating results across reporting periods. The Company has used these measures for evaluating its financial results as well as for internal resource management, planning and forecasting purposes. These measures should not be viewed in isolation from or as a substitute for the Company’s financial results or projections, as applicable, in accordance with GAAP, which can be obtained by adding the following amounts of stock-based compensation expense to the corresponding figures above:

	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
COGS	N/A	$(2.7)	$(2.4)	$(2.1)	$(1.9)	$(1.6)	$(1.5)	$(1.5)	$(1.5)	$(1.5)	$(1.5)
Gross profit	N/A	(2.7)	(2.4)	(2.1)	(1.9)	(1.6)	(1.5)	(1.5)	(1.5)	(1.5)	(1.5)
R&D	N/A	(7.0)	(5.6)	(5.0)	(3.7)	(3.2)	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)
SG&A	N/A	(15.1)	(11.9)	(10.8)	(9.0)	(7.3)	(7.1)	(7.1)	(7.1)	(7.1)	(7.1)
Operating profit	N/A	(24.9)	(19.9)	(17.9)	(14.5)	(12.1)	(11.8)	(11.8)	(11.8)	(11.8)	(11.8)
Income taxes	N/A	7.2	6.1	5.2	4.1	3.5	3.2	3.2	3.2	3.2	3.2
Net income	N/A	(17.6)	(13.9)	(12.7)	(10.4)	(8.6)	(8.5)	(8.5)	(8.5)	(8.5)	(8.5)

EPS	N/A	$(1.01)	$(0.84)	$(0.73)	$(0.59)	$(0.47)	$(0.46)	$(0.45)	$(0.44)	$(0.43)	$(0.41)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By: /s/ CHRISTOPHER J. TWOMEY

Name: Christopher J. Twomey

Title: SVP, Finance, CFO and Secretary

Dated: May 8, 2007